SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            Amendment No. 2
                                  to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Lone Star Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $1.00 par value
                      (Title of Class of Securities)


                                542290408
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)
                            January 5, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /__/

Check the following box if a fee is being paid with this statement: /__/


                            Page 1 of 12 pages
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 2 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            792,927 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              792,927 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     792,927 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 3 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P.               13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            83,908 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              83,908 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     83,908 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 4 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            357,102 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              357,102 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     357,102 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 5 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            876,835 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              876,835 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     876,835 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 6 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,233,937 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,233,937 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,233,937 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 7 of 12 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,233,937 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,233,937 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,233,937 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN
PAGE

                 Amendment No. 2 to Schedule 13D

     This statement amends the Schedule 13D, dated September 26, 1994, as amended by Amendment No. 1 dated October 31, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

     I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following paragraph:

     "Since October 31, 1994 (the date the Reporting Persons filed Amendment No. 1 to Schedule 13D), the Reporting Persons in the aggregate have acquired an additional 202,800 shares of Common Stock in the open market. Dickstein & Co. acquired 72,000 shares at a total cost of $1,201,290; Dickstein International acquired 104,800 shares at a total cost of $1,819,158; and Dickstein Focus acquired 26,000 shares at a total cost of $451,237. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

     II.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
Securities of the Issuer" are amended and restated as follows:

     "(a) The Reporting Persons beneficially own an aggregate of 1,233,937 shares of Common Stock, representing approximately 10.7% of the shares of Common Stock. Dickstein & Co. beneficially owns 792,927 of such shares of Common Stock (approximately 6.9% of the shares outstanding); Dickstein Focus beneficially owns 83,908 of such shares of Common Stock (approximately .7% of the shares outstanding); and Dickstein International beneficially owns 357,102 of such shares of Common Stock (approximately 3.1% of the shares outstanding). Upon resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock pursuant to the Plan of Reorganization.1"

1/   Percentages are based upon 11,558,720 shares of Common
Stock reported as of November 7, 1994 in the Company's
Quarterly Report on Form 10-Q of the quarter ended
September 30, 1994.
                                -8-
PAGE

     "(c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                               -9-
PAGE

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper
                          -10-
PAGE

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         /s/Mark Dickstein
                         Name:   Mark Dickstein


                                -11-
PAGE

                                                   SCHEDULE II

                        TRANSACTIONS IN COMMON
                               STOCK OF
                   LONE STAR INDUSTRIES, INC. COMPANY

Shares Purchased by Dickstein & Co., L.P.

          Number of
            Shares    Price per                     Total
Date       Purchased    share     Commission         Cost

11/10/94    23,000     17.800        25.00       409,425.00
12/1/94     28,000     16.875     1,705.00       474,205.00
12/7/94      6,000     15.250       385.00        91,885.00
12/7/94     15,000     15.050        25.00       225,775.00

Shares Purchased by Dickstein International Limited

         Number of
           Shares     Price per                   Total
Date      Purchased     share     Commission       Cost

11/10/94     8,000     17.800        25.00       142,425.00
12/1/94      9,800     16.875       613.00       165,988.00
12/7/94      2,000     15.250       145.00        30,645.00
12/7/94      5,000     15.050        25.00        72,275.00
1/5/95      80,000     17.500     4,825.00     1,404,825.00


Shares Purchased by Dickstein Focus Fund, L.P.

        Number of
          Shares     Price per                    Total
Date     Purchased     share      Commission       Cost

11/10/94     1,800     17.80         25.00        32,065.00
12/1/94      2,200     16.88        157.00        37,282.00
12/7/94      2,000     15.25        145.00        30,645.00
1/5/95      20,000     17.50      1,245.00       351,245.00

